

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2023

Jennifer B. Clark
Secretary
ABP Acquisition LLC
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458

>   **Re: AlerisLife Inc.**
>   **Schedule 13E-3/Schedule TO-T filed February 17, 2023, as amended**
>   **Filed by ABP Acquisition 2 LLC and ABP Acquisition LLC**
>   **File No. 005-62369**

Dear Jennifer B. Clark:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3/Schedule TO-T filed February 17, 2023 and related Offer to Purchase

General

1.   In your response letter, please provide your analysis as to why you have not included Mr. Portnoy and ABP Trust as bidders in the tender offer. We note, for example, that (i) Mr. Portnoy is the sole director of Parent, (ii) Parent is a wholly owned subsidiary of ABP Trust, (iii) Mr. Portnoy is the sole trustee and controlling shareholder and an officer of ABP Trust, and (iv) disclosure in the Background sections of both the Offer to Purchase and the Schedule 14D-9 filed by ALR on February 17, 2023 indicates that Mr. Portnoy played a significant role in initiating, structuring and negotiating the tender offer. Alternatively, please revise to include Mr. Portnoy (as well as any applicable affiliated entities) as a filer on the Schedule TO/13E-3 and revise the Offer to Purchase to include all required disclosure as to him individually (to the extent not already provided). See "Identifying the Bidder in a Tender Offer," Section II.D.2 Mergers and Acquisitions –

Excerpt from Current Issues and Rulemaking Projects Outline (November 14, 2000) (available on our website at www.sec.gov) for guidance. You may also be required to disseminate revised offer materials and to extend the length of the offer, depending on the materiality of any new information provided.

2. Given Mr. Portnoy's status as Managing Director of ALR and Chair of ALR's Board of Directors, combined with his role in negotiating the going-private transaction with ALR, as discussed in the preceding comment, please advise why Mr. Portnoy is not an affiliate of ALR engaged in the Rule 13e-3 transaction and should not be listed as a signatory to the Schedule TO/13E-3 signature page and included as a filing person. Alternatively, to the extent Mr. Portnoy is not a bidder in the tender offer, please advise why Mr. Portnoy is not subject to Exchange Act Rule 13e-3(d), (e) and (f), which includes the obligation to file a Schedule 13E-3.

3. Please advise why DHC is not an affiliate of ALR engaged in the Rule 13e-3 transaction and subject to Exchange Act Rule 13e-3(d), (e) and (f). We note that (i) DHC is currently ALR's largest stockholder, beneficially owning approximately 31.9% of the outstanding Shares of ALR, (ii) ALR Board Chairman Mr. Portnoy also serves as the chair of the board of trustees and as a managing trustee of DHC and Jennifer B. Clark, a Managing Director and Secretary of the Company, also serves, according to the last paragraph on page 20, as a managing trustee and secretary of DHC, (iii) Mr. Portnoy's offer to acquire ALR was subject to, among other things, consent of DHC pursuant to its master management agreement with ALR, (iv) pursuant to the DHC Consent and Amendment Agreement, DHC would (w) consent to Parent's acquisition of the shares of Common Stock that DHC did not already own, (x) waive any event of default arising out of certain agreements between DHC and ALR, (y) tender its shares of ALR into the Offer and (z) have the right, but not the obligation, subject to and following the consummation of the Merger, to purchase, in a single private transaction, on or before December 31, 2023, a number of shares of the surviving corporation in an amount constituting a percentage of the then issued and outstanding shares of the surviving corporation up to the percentage that the DHC ALR Shares constituted of the fully-diluted Shares as of immediately prior to the Offer. We also note disclosure in the Schedule 14D-9 filed by ALR that on January 6, 2023, the Special Committee acknowledged that "running a formal process to solicit additional proposals [other than Parent's proposal] would…be unlikely to identify a suitable buyer and that any such buyer may not have the ability to obtain the necessary consents [from DHC] for such an acquisition." Based on the above facts, it would appear that DHC and ALR are under common control of Mr. Portnoy and the going-private transaction would not be possible without DHC taking affirmative steps to enable Purchaser's acquisition of the shares.

4. Please note that each filing person must comply individually with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Please include all of the information required by Schedule 13E-3 and its instructions for all filing persons added in response to the preceding two comments. For example, please provide the

information required by Instruction 3 to Item 1013 of Regulation M-A for each filing person referenced in the preceding comments. As another example, a statement is required as to whether each filing person believes the going-private transaction to be fair to unaffiliated security holders and an analysis of the material factors relied upon to reach such a conclusion. Please refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). To the extent applicable, the affiliates may adopt the analysis and conclusions of another filing party on the Schedule 13E-3. In addition, please be sure that each new filing person signs the Schedule 13E-3. Finally, please note that joint filings covering two or more of the filing persons are permissible. Please refer to Section 117.02 of our Compliance and Disclosure Interpretations for Going Private Transactions, which are available on our website.

Background of the Offer; Contacts with ALR, page 6

5. Disclosure in the last full paragraph on page 12 describes a letter sent by the chief executive manager of Party B to Saul Ewing. Please expand the background section to indicate the outcome of that communication.

Position of Parent Regarding the Fairness of the Transaction, page 14

6. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section of the Offer to Purchase to include the factors described in clauses (ii), (iv) and (vi) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant to Parent's fairness determination. If the procedural safeguard in Item 1014(c) was not considered, please explain why Parent believes that the Rule 13e-3 transaction is fair in the absence of such safeguard. To the extent clause (vi) of Instruction 2 is inapplicable, and while we acknowledge the disclosure in clause (iv) found on page 19, please consider supplementing the disclosure to clarify that the filing persons, including any filing persons added in response to our preceding comments, did not purchase Shares in the past two years.

Effects of the Offer, page 17

7. Please revise the disclosure in this paragraph to provide the dollar amounts specified in Instruction 3 to Item 1013.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Faiz Ahmad